July 23, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
REX ETF Trust
Post-Effective Amendment No. 10
(Registration Statement File Nos. 333-283221, 811-24023)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of REX IncomeMax BMNR ETF (the “Fund”), REX ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 10, originally filed with the Securities and Exchange Commission on October 1, 2025 (Accession No. 0001999371-25-014439).

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

REX ETF Trust

By:	/s/ Gregory D. King
Gregory D. King, President, Chief Executive Officer and Trustee